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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Humphrey, William A.		9/3/2002
	c/o Liberty Livewire Corporation 520 Broadway, Fifth Floor (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Liberty Livewire Corporation (LWIRA)		☐ Director ☐ 10% Owner	☒* Officer (give title below) ☐ Other (specify below)
	Santa Monica, CA 90401 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		*President, Media Group
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Filed by One Reporting Person ☐ Filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

N/A

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Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (Right to Buy)		(1)	September 3, 2012		Class A Common Stock	150,000		$7.00 per share		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Twenty-five percent (25%) of the option becomes exercisable on September 3, 2004, the next 25% becomes exercisable on September 3, 2005, the next 25% becomes exercisable on September 3, 2006 and the final 25% becomes exercisable on September 3, 2007.

/s/ William A. Humphrey	September 6, 2002
**Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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